# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Private Bancorp of America, Inc., CIK 0001705284
CUSIP: 74274F100
Title of class of securities: Common Stock, no par value per share
Address of issuer's principal executive offices: 9404 Genesee Avenue, Suite 100, La Jolla, California (CA), 92037
Date of event which requires filing of this statement: 07/29/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001211885

## Reporting persons
- Selwyn Isakow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 390,599; shared voting power 201,798; sole dispositive power 390,599; shared dispositive power 201,798; aggregate amount beneficially owned 592,397 (10.3% of the class)
  Comment: The percentage of class is calculated based upon 5,729,788 shares of Common Stock outstanding as of August 31, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the "SEC") on September 4, 2026.
- Hilary Isakow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 201,798; sole dispositive power 0; shared dispositive power 201,798; aggregate amount beneficially owned 201,798 (3.5% of the class)
  Comment: The percentage of class is calculated based upon 5,729,788 shares of Common Stock outstanding as of August 31, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the SEC on September 4, 2026.

## Item 1. Issuer
Name of issuer: Private Bancorp of America, Inc.
Address of issuer's principal executive offices: 9404 Genesee Avenue, Suite 100, La Jolla, CA, 92037

## Item 2. Person Filing
Name of person filing: Selwyn Isakow and Hilary Isakow (together, the "Reporting Persons")
Address of principal business office or, if none, residence: The principal business address for the Reporting Persons is 9404 Genesee Ave. Suite 100, La Jolla, CA, 92037
Citizenship: Each Reporting Person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of Common Stock of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

Row 9 of Selwyn Isakow's cover page to this Schedule 13G includes (a) 9,212 shares held by Mr. Isakow, (b) 270,154 shares held by family trusts for which Mr. Isakow serves as sole trustee, (c) 12,600 shares held in Mr. Isakow's retirement account, (d) 201,798 shares held by family trusts for which Mr. Isakow's spouse, Hilary Isakow, serves as the sole trustee and for which Mr. Isakow may be deemed to have voting or investment power, and (e) 98,633 shares held by Hilsel Investment Company L.P. ("Hilsel") for which Mr. Isakow serves as the President of Hilsel's general partner, and for which Mr. Isakow may be deemed to have voting or investment power.

Row 9 of Hilary Isakow's cover page to this Schedule 13G includes 201,798 shares held by family trusts for which Mrs. Isakow serves as sole trustee.

Collectively, the Reporting Persons beneficially own an aggregate of 592,397 shares of Common Stock of the Issuer.
Percent of class:
Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the shares of Common Stock of the Issuer beneficially owned by such Reporting Person based on 5,729,788 shares of Common Stock outstanding as of August 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on September 4, 2026, and is incorporated by reference.

Collectively, the Reporting Persons beneficially owned 10.3% of the Issuer's outstanding Common Stock as of August 31, 2026.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Selwyn Isakow: /s/ Selwyn Isakow, Selwyn Isakow (09/15/2026)
- Hilary Isakow: /s/ Hilary Isakow, Hilary Isakow (09/15/2026)